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FOR IMMEDIATE RELEASE
MAY 5, 2000

CONTACTS:  Royal Numico N.V.
           Klaas A. de Jong, Director Corporate
           Affairs
           31-79-353-9028
           klaas.dejong@numico.com

           Media: BSMG Worldwide
           Edward Nebb, 212-445-8213


                   ROYAL NUMICO COMMENCES TENDER OFFER
        TO PURCHASE ALL OUTSTANDING SHARES OF REXALL SUNDOWN COMMON STOCK
                            AT $24.00 PER SHARE


ZOETERMEER, THE NETHERLANDS, MAY 5, 2000: Royal Numico N.V. ("Numico") (Amsterdam Stock Exchange: NUM) announced today that through a wholly owned subsidiary it has commenced a cash tender offer to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Rexall Sundown, Inc. ("Rexall Sundown") (Nasdaq: RXSD) at a price of $24.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal, both dated today.

The offer is being made pursuant to the previously announced Merger Agreement between Numico and Rexall Sundown, and is conditioned upon the tender of that number of shares of Common Stock of Rexall Sundown equivalent to a majority of the total issued and outstanding shares of such Common Stock on a fully diluted basis and certain other customary conditions. Rexall Sundown's Board of Directors unanimously approved the tender offer and Merger Agreement, and recommends Rexall Sundown shareholders tender their shares of Common Stock pursuant to the offer. The offer and withdrawal rights are scheduled to expire at 12:00 Midnight, New York City time on Friday, June 2, 2000, unless the offer is otherwise extended in accordance with the terms of the Merger Agreement.

The necessary filings with the Securities and Exchange Commission in connection with the tender offer are being made today, and the offer documents will be mailed to Rexall Sundown shareholders promptly. Salomon Smith Barney Inc. is acting as financial advisor to Numico and as the Dealer Manager, and Innisfree M&A Incorporated is acting as the Information Agent in connection with the tender offer.

Royal Numico N.V. (www.numico.com), headquartered in Zoetermeer, the Netherlands, is a world leader in specialized nutrition. A holding company for a group of companies including General Nutrition Companies, Inc., Nutricia, Milupa and Cow & Gate, its products include infant nutrition, medical nutrition and nutritional supplements. Numico concentrates on the development, manufacture and sales of specialized nutrition products based upon medical scientific concepts with a high added value. The company operates in some 100 countries.

Rexall Sundown, Inc. (www.rexallsundown.com), headquartered in Boca Raton, Florida, is a leading manufacturer and marketer of vitamins, nutritional supplements and consumer health products primarily for the U.S. mass market.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made solely through the Offer to Purchase and the related Letter of Transmittal, which will be mailed to shareholders of Rexall Sundown. The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Common Stock in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Numico by Salomon Smith Barney Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Additional copies of the Offer to Purchase and related Letter of Transmittal may be obtained for free at the SEC's website at www.sec.gov. Copies of such documents can also be obtained for free by contacting Innisfree M&A Incorporated, the Information Agent, at (888) 750-5834.